

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Andrew L. Pearlman
President and Chief Executive Officer
Medgenics, Inc.
8000 Towers Crescent Drive, Suite 1300
Vienna, VA 22182

> **Re: Medgenics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 11, 2011**
> **File No. 333-170425**

Dear Dr. Pearlman:

We have reviewed your amended registration statement and response letter, each filed January 11, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources of Liquidity, page 39

1. Please refer to your response to our prior comment five and your revised disclosures. Please revise your disclosure to include the information from your response that the Board of Directors has not definitely decided to repeal the bylaw provision after the closing of the offering.

Andrew L. Pearlman
Medgenics, Inc.
January 19, 2011
Page 2

Notes to Financial Statements

Note 10:- Convertible Debentures, page F-45

2. We acknowledge your revised disclosure provided in response to our previous comment
16. You are under no obligation to disclose FASB Accounting Standards Codification
references in your filing. However, to the extent you elect to disclose specific references
please revise your disclosure to accurately reflect the appropriate Codification references.
In this regard, it appears that you incorrectly disclose the "ASC 815-40-15-7I" reference
as "ASC 815-40-15-71" on page 43 and "ASC 815-40-15-17" on pages F-47 and F-48.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-
3638 if you have questions regarding comments on the financial statements and related matters.
Please contact Karen Ubell at (202) 551-3873, Dan Greenspan at (202) 551-3623 or me at (202)
551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gretchen Anne Trofa, Esq.
       Barack Ferrazzano Kirschbaum & Nagelberg LLP
       200 West Madison Street
       Suite 3900
       Chicago, IL 60606